Mail Stop -4561

March 30, 2009

Steven E. Wilson
Chief Financial Officer
United Bankshares, Inc.
300 United Center
500 Virginia Street, East
Charleston, West Virginia 25301

Re: United Bankshares, Inc.
 Form 10-K for December 31, 2008
 File Number 2-86947

Dear Mr. Wilson:

We have reviewed the above referenced filing and related materials and have the following comments. Where indicated, we think your documents should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K

Real Estate Loans, page 6

1.   Please tell us and revise future filings to provide an expanded discussion of the loans that meet the definition of high loan-to-value loans, including a range of the associated loan-to-value ratios and quantification of where the majority of your loans fall in that range.

Underwriting Standards, page 6

2.   Please tell us and revise future filings to provide an expanded discussion of your underwriting policies and procedures, including whether or not variable rate loans are underwritten at the fully indexed rate or at an initial, lower rate and whether or not they are fully amortizing. Also, disclose whether or not you have underwritten sub-prime loans and how you define that term.

Application of Critical Accounting Policies, page 20

3.   Please tell us and revise future filings to clarify why you have not included discussions of all the accounting policies you identify here as critical and why you include discussions of accounting policies that you have not specifically identified as critical.

4.   Your disclosures seem to merely repeat accounting policies as set forth in the footnotes to the financial statements. Please revise future filings to include a discussion that indentifies and describes the following, which is excerpted from the Commission's disclosure guidance on critical accounting policies, as applicable:

- the critical accounting estimate;

- the methodology used in determining the critical accounting estimate;

- any underlying assumption that is about highly uncertain matters and any other underlying assumption that is material;

- any known trends, demands, commitments, events or uncertainties that are reasonably likely to occur and materially affect the methodology or the assumptions described;

- if applicable, why different estimates that would have had a material impact on the company's financial presentation could have been used in the current period; and

- if applicable, why the accounting estimate is reasonably likely to change from period to period with a material impact on the financial presentation;

- an explanation of the significance of the accounting estimate to the company's financial condition, changes in financial condition and results of operations and, where material, an identification of the line items in the company's financial statements affected by the accounting estimate;

- a quantitative discussion of changes in overall financial performance and, to the extent material, line items in the financial statements if the company were to assume that the accounting estimate were changed, either by using reasonably possible near-term changes in the most material assumption(s) underlying the accounting estimate or by using the reasonably possible range of the accounting estimate;

- a quantitative and qualitative discussion of any material changes made to the accounting estimate in the past three years, the reasons for the changes, and the effect on line items in the financial statements and overall financial performance; and

- a statement of whether or not the company's senior management has discussed the development and selection of the accounting estimate, and the MD&A disclosure regarding it, with the audit committee of the company's board of directors.

Earnings Summary, page 28

5.	We note your discussions of net interest income on a tax-equivalent basis. Please note that MD&A's primary purpose is to discuss the financial condition and results of operations of the company based on its financial statements prepared in accordance with US GAAP. Please revise future filings to provide a discussion of GAAP based net interest income before any discussions of an alternative basis so that undue prominence is not afforded the alternative basis measure. Also, include a discussion of why management believes the alternative basis measure is meaningful, including how management uses it.

Provision for Credit Losses, page 30

6.	We note your deteriorating asset quality ratios and your discussion of why the components of non-performing assets have increased and that the increases have been evaluated and allocated within the allowance for loan losses. Please tell us and revise future filings to provide a more robust discussion of how you evaluated and allocated those increases within the allowance for loan losses. Consider the following in developing your discussions:

- We note that non-accrual loans increased approximately 91% at December 31, 2008 from December 31, 2007.

- We note that charge-offs increased approximately 175% at December 31, 2008 from December 31, 2007, while net charge-offs increased approximately 207% over the same period.

- We note that non-performing loans as a percentage of the allowance for loan losses decreased approximately 43% at December 31, 2008 from December 31, 2007.

- We note that allowance for loan losses increased approximately 8% at December 31, 2008 from December 31, 2007.

- We note that you recorded approximately 49% of the total provision for the allowance for loan losses recorded in 2008 in the fourth quarter. Please provide an expanded discussion of the specific facts and circumstances that occurred in the fourth quarter that were not present at or before September 30, 2008, including when they arose.

7.	Please revise future filings to disclose the percent of loans in each category in the table of the allocation for credit losses. Refer to Item IV.B of Industry Guide 3.

Financial Statements, beginning on page 51

Note C - Investment Securities, page 64

8.	Please tell us and revise future filings to discuss in more detail how management determined that the corporate securities in an unrealized loss position for 12 months or more where not other-than-temporarily impaired at December 31, 2008, considering both the severity and duration of the unrealized loss at that date. Please address the following as part of that discussion:

a.	In both your response letter and your next Form 10-Q, please provide a table showing the identity of the specific issuers, the carrying amount and the severity of the loss, as well as the credit rating, excess subordination, and priority of your particular securities in the cash flow waterfall of the underlying assets.

b.   Please provide us with a detailed analysis of the pooled trust preferred securities' impairment as of December 31, 2008 that identifies all available evidence, explains the relative significance of each piece of evidence, and identifies the primary evidence on which you rely to support a realizable value equal to or greater than the carrying value of the investment. Specifically identify any tranches that have contractually deferred interest payments and tell us how this impacted your cash flow analysis.

c.   Clearly identify which, if any, of the securities have been downgraded. Discuss the extent of the downgrade and how you considered in as part of your impairment analysis.

Note T - Fair Value of Financial Instruments, page 90

9.   Please tell us and revise future filings to discuss in detail the specific procedures, if any, management performs to review pricing information received from third party vendors, including the frequency of your reviews and the percentage of the pricing information received that is reviewed.

10.   Please tell us and revise future filings to clarify how you determine when pricing information received from third party vendors represents forced liquidation or distressed sales. Also, for each type of financial instrument, explain how the market was deemed inactive (illiquid), how adjustments were made for this illiquidity in the fair value estimates, and how inactive/ illiquid markets affected the choice of the valuation technique.

* * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions on accounting matters to Paul Cline at 202-551-3851, or to Kevin Vaughn, Accounting Branch Chief, at 202-551-3494. Please direct any other questions to David Lyon at 202-551-3421, or to me at 202-551-3698.

Sincerely,

Mark Webb
Legal Branch Chief

by FAX: 304-424-8833